EXHIBIT 99.1

December 11, 2011

Immediate Report

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

On December 8, 2011, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) received a notice from its subsidiary, Bezeq International Ltd. ("Bezeq International") that a claim together with a motion to certify the claim as a class action had been filed against it with the District Court in the Central District.

According to the plaintiffs, during October 2011 Bezeq International did not provide its Internet customers the connection speed it had undertaken in its contract.

The plaintiffs are seeking reimbursement of monthly subscription fees and compensation for “anguish”. The plaintiffs estimate that the aggregate compensation that will be sought from Bezeq International is approximately NIS 120 million.

Bezeq International is studying the claim and neither Bezeq International nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.